

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Murray Bailey
Chief Executive Officer and President
EESTech, Inc.
Suite 417, 241 Adelaide Street
Brisbane, 4000, Australia

> **Re: EESTech, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 26, 2022**
> **File No. 000-32863**

Dear Murray Bailey:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Any reference to prior comments is to our prior comment letter dated September 22, 2022.

Registration Statement on Form 10-12G filed October 26, 2022

Description of Business, page 3

1.　We note you disclose that you are currently focused on the delivery of terms under an agreement with Samancor Chrome South Africa. Please expand your disclosure here to clarify the current status of the Samancor project. Discuss in greater detail the "delivery of terms" on which you are currently focused and your plan of operations for the next twelve months. In addition, please discuss any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish the Samancor project.

2.　Please expand your disclosure to discuss your work orders for Sasol Limited in greater detail. Explain clearly what steps you have taken to date and which steps remain to be implemented and the expected timetable for such work orders. In addition, please discuss the status of the Sasol conceptual engineering and design study for a commercial scale fine coal agglomeration facility to validate commercial scaling and financial feasibility of such a process facility. Describe any specific milestones that have been met and need to be satisfied related to the study.

Company Overview, page 4

3. We note your response to prior comment 3. Please expand your disclosure to clarify whether your Heads of Agreement with Inductotherm Group and Tetronics are binding agreements. To the extent such agreements are binding agreements, please file copies of the Heads of Agreements as exhibits to your registration statement or tell us why you believe you are not required do so. Refer to Item 601(b) of Regulation S-K. In that regard, we note you disclose on page 9 that you announced the signing of an exclusive supply agreement with Inductotherm on February 19, 2020.

4. Please expand your disclosure to disclose the name of the individual from Inductotherm that is quoted on page 5 and tell us why you do not provide the consent the such individual and Dr, Tim Johnson.   Refer to Rule 436 of the Securities Act.

Samancor Chrome Holdings Proprietary Limited, page 12

5. We note your expanded disclosure in response to prior comment 5. Please further expand your disclosure to address the following points:

    •   Clarify how you will fulfill your contract of recycling Samancor's 10 million tons of FeCr slag waste over a 10-year period if your slag reclamation facility only has a processing capacity of approximately 700,000 tons of FeCr slag per annum.
    •   Disclose the basis that supports your revenue forecast price of $150 per ton for Tailings Sand.
    •   Revise your Tailings Sand calculation as appropriate, as the currently disclosed sale of 500,000 tons does not yield $825 million.
    •   Besides the $50 million estimated deployment costs to commission the slag reclamation facility, discuss the nature and estimates of other costs, including cost of sales, that you expect to incur under the Samancor contract.

6. Revise your disclosure to clarify whether stage 2 of your 2-stage deployment program, described on page 12 as "the deployment of your patent pending plasma over induction furnace (IRF) technology for the primary smelting of chrome concentrate WRAM-ROX into FeCr metal, then sold back to Samancor under the terms of an Off-Take Agreement for all FeCr metal produced", is part of your February 21, 2019 contract with Samancor or a separate agreement.

    If a separate agreement, please clarify the status of the agreement for stage 2 and describe the key terms of such agreement, including time period, volumes and prices, as applicable.

> Discuss the expected deployment timing of your IRF and other applicable technologies; the remaining material work and estimated costs required to reach deployment, including cost to build and/or commission an IRF smelting or operating facility, as applicable; and the uncertainties that may cause delays in deployment, including the extent of additional time and cost.

EESTech Customers/Prospects
Sasol South Africa Limited, page 14

7. We note your response to prior comment 6 and reissue it in part. Please file your two work orders with Sasol as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K. In addition, to the extent you are dependent on the work from Sasol, please include related risk factor disclosure.

Intellectual Property Rights and Strategy
Trade marks, page 18

8. We note your response to prior comment 1 and reissue it in part. Please revise your filing to describe the duration of your existing trademark for the EESTech leaf now registered in EU.

Sasol, page 22

9. Regarding the work orders given to you by Sasol, please expand your disclosure to specify whether these orders include fixed pricing terms for your services or clarify what you mean by "Sasol seeking $46 per ton tolling/fee for your services." Additionally, disclose the estimated costs associated with completing and delivering your performance obligations for these two work orders.

Advisory Board, page 23

10. We note your revised disclosure in response to prior comment 9 states that your advisory board assists you with corporate and finance and research and development matters. Please revise your disclosure to identify the members of your advisory board in your registration statement and discuss whether the advisory board receives any compensation for its services.

Management's Discussion and analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 30

11. We note your revised disclosure in response to prior comment 18 reflects that you have and will continue to take "ordinary business steps to mitigate the impact of COVID-19" supply chain disruptions. Please expand your disclosure to discuss how these supply chain disruptions have impacted your operations and describe the ordinary business steps

you have taken or intend to take to mitigate the impact of such disruptions.

Liquidity and Capital Resources, page 31

12.   We note your disclosure of Project Financing on page 32 responding to prior comment 12. Please expand your disclosure to quantify all of your known short-term and long-term material cash requirements, specifying the nature and relevant time period for the related cash requirements, for Samancor, Sasol and any other significant projects, obligations or commitments. Your disclosure should include, but not be limited to, the cash requirements to establish your FeCr slag reclamation facility, as well as cash requirements to deploy your IRF technology, including the cost to construct any required equipment and/or related facility.

Financial Statements
General, page F-1

13.   Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

Balance Sheets, page F-3

14.   We note your response to prior comment 15; however, your current balance sheet presentation does not comply with the guidance in FASB ASC 810-10-45-16. Please revise your balance sheets on pages F-3 and F-16 to reposition the "Change in proportionate interest reserve" line item below the "Total stockholders' equity (deficit)" line item, with the latter line item relabeled to clarify that it represents equity attributable to EESTech. Refer to FASB ASC 810-10-55-4 for an illustration of the appropriate presentation of a noncontrolling interest in a balance sheet. Similarly reposition the columns in your statements of changes in stockholders' equity on pages F-5 and F-18. Further, please correct the column headings in your statements of changes in stockholders' equity (deficit) on page F-5 as they appear to be misaligned.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Mittelman